CONFIDENTIAL TREATMENT REQUESTED

BY MEDALLIA, INC.: MDLA-002

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

June 28, 2019

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins

Rebekah Lindsey

Barbara C. Jacobs

Matthew Crispino

Re:	Medallia, Inc.

Registration Statement on Form S-1

File No. 333-232271

Ladies and Gentlemen:

On behalf of our client, Medallia, Inc. (“Medallia” or the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-232271), confidentially submitted to the Commission on April 5, 2019, as amended on May 15, 2019 and June 6, 2019, and publicly filed on June 21, 2019, as amended on June 28, 2019 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Securities and Exchange Commission June 28, 2019 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY MEDALLIA, INC.: MDLA-002

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters, the Company advises the Staff that the Company currently estimates a preliminary price range of $[****]1 to $[****]2 per share (the “Price Range”) for the initial public offering (the “IPO”) of the Company’s common stock, resulting in a midpoint of the Price Range of $[****]3 per share (the “Midpoint Price”). The Price Range has been estimated based on a number of factors, including developments in the Company’s business, input received from the Company’s “testing the waters meetings,” current market conditions and input received from BofA Securities, Inc., Citigroup Global Markets Inc. and Wells Fargo Securities, LLC (the “Lead Underwriters”), including discussions that took place on June 14, 2019 among representatives of the Company and representatives of the Lead Underwriters.

The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company and the Lead Underwriters. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as:

•	an analysis of the current step-ups from the last private rounds and typical valuation ranges seen in recent initial public offerings for generally comparable companies;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

Prior to June 14, 2019, the Lead Underwriters had not provided the Company with a specific estimated price range. The Company does not intend to effect a stock split as of the date hereof, and all per share numbers in this letter are consistent with the Registration Statement.

The actual bona fide price range to be included in the Registration Statement has not yet been determined and remains subject to adjustment based on further discussions between the Company and the Lead Underwriters, developments in the Company’s business, market conditions and other factors that are

[1]	[****] – Confidential Treatment Requested by Medallia, Inc.
[2]	[****] – Confidential Treatment Requested by Medallia, Inc.
[3]	[****] – Confidential Treatment Requested by Medallia, Inc.

Securities and Exchange Commission June 28, 2019 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY MEDALLIA, INC.: MDLA-002

outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within the Price Range. In addition, the actual price range to be included in the Registration Statement will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

This letter updates the Company’s previous disclosures regarding the stock options and restricted stock units (“RSUs”) issued by the Company in fiscal year 2019 and to-date in fiscal year 2020, as provided in its response letters to the Commission dated as of May 15, 2019, June 6, 2019 and June 21, 2019.

In May 2019, the Company granted 266,770 RSUs with a grant-date fair value of $13.41 per share resulting in an aggregate value of $3.6 million. As indicated in the Company’s prior response letters provided to the Commission, the board of directors of the Company (the “Board”) determined the fair value with inputs from management and a valuation provided by an independent third-party valuation firm utilizing a combination of the Option Pricing Method and the probability weighted expected return method. Additionally, the fair value determinations also considered the Company’s Series F convertible preferred stock financing, which was considered an arm’s length transaction, in which the Company issued shares at a price of $15.00 per share.

On June 19, 2019, the Board determined that the fair market value of the Company’s common stock was $16.00 per share. In making this determination, the Board carefully considered all relevant information available, including the Price Range provided by the Lead Underwriters to the Company. The Company used a grant-date fair value of $16.00 per share for all equity awards made in June 2019 through June 19, 2019. On June 27, 2019, the Company granted 400,000 RSUs to the Company’s two co-founders using a grant-date fair value of $17.00 per share, which is [****]4 the Midpoint Price.

In conclusion, the Company respectfully advises the Commission that the differences between the estimated IPO price (i.e., the Midpoint Price), the determinations of the fair market value of common stock made in June 2019, and the prior valuations are reasonable in light of the factors described in the prior response letters provided to the Commission. In particular, the Company notes that the June 2019 fair market value was [****]5 of the Price Range and represents [****]6 to the Midpoint Price, reflecting the illiquidity of the Company’s common stock while it is a private company. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement.

*****

[4]	[****] – Confidential Treatment Requested by Medallia, Inc.
[5]	[****] – Confidential Treatment Requested by Medallia, Inc.
[6]	[****] – Confidential Treatment Requested by Medallia, Inc.

Securities and Exchange Commission June 28, 2019 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY MEDALLIA, INC.: MDLA-002

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Leslie J. Stretch, Medallia, Inc.

Roxanne M. Oulman, Medallia, Inc.

Alan K. Grebene, Medallia, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.

Eric C. Jensen, Cooley LLP

Kristin E. VanderPas, Cooley LLP

Charles S. Kim, Cooley LLP